Exhibit 99.2

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,
	2014	2015	2016
Sales	100%	100%	100%
Cost of sales	59.3	58.8	61.6
Gross profit	40.7	41.2	38.4
Research and development costs	8.6	11.7	12.6
Sales and marketing expenses	5.8	6.8	6.4
General and administrative expenses	3.7	4.4	3.9
Contingent consideration expense (benefit)	0.1	(3.7)	(0.3)
Operating Income	22.5	22.0	15.8
Financial income, net	0.4	0.3	-
Income before income taxes	22.9	22.3	15.8
Income tax expenses	3.6	2.3	2.7
Net Income	19.3	20.0	13.1

Sales in 2016 increased by 21.3% to $100,347 thousand compared to $82,738 thousand in 2015. The increase in sales was mainly attributed to our continued success in our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization, SD-WAN and other trends, and to our continued success in expanding our product offering and customer base.

Sales in 2015 increased by 9.4% to 82,738 thousand compared to $75,622 thousand in 2014. The increase in sales was mainly attributed to our continued success in our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, and to our continued success in expanding our product offering and customer base.

Gross profit in 2016 was $38,551 thousand compared to $34,079 thousand in 2015. Gross profit as a percentage of sales in 2016 was 38.4%, compared to 41.2% in 2015. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2016 compared to 2015 was primarily a result of changes to the mix of products we sold in 2016. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2016 increased to 3.2%, compared to 0.3% in 2015.

Gross profit in 2015 was $34,079 thousand compared to $30,787 thousand in 2014. Gross profit as a percentage of sales in 2015 was 41.2%, compared to 40.7% in 2014. Our gross profit is largely dependent on the mix of products we sell during a specific year. The higher gross profit percentage in 2015 compared to 2014 was primarily a result of changes to the mix of products we sold in 2015. Gross profit was also affected by, among other factors, the amortization of the acquired intangible assets in the amount of $655 thousand in 2015, compared to $40 thousand in 2014, as well as by write-downs of inventory made with respect to any slow moving or obsolete inventory which we can no longer use. The inventory write-downs as a percentage of sales in 2015 decreased to 0.3%, compared to 1.4% in 2014.

Research and development costs in 2016 increased by 30.5% to $12,663 thousand compared to $9,702 thousand in 2015. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $2,248 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $1,324 thousand in 2016, compared to $693 thousand in 2015, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) which contributed approximately $82 thousand to the changes.

Research and development costs in 2015 increased by 49.7% to $9,702 thousand compared to $6,480 thousand in 2014. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $2,999 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $693 thousand in 2015, compared to $95 thousand in 2014, offset by a relative strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) of approximately $470 thousand.

Sales and marketing expenses in 2016 increased by 13.7% to $6,423 thousand compared to $5,651 thousand in 2015. This increase was mainly attributed to our continued investment in the promotion of our server networking products to our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $364 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $646 thousand in 2016, compared to $262 thousand in 2015, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) of approximately $24 thousand.

Sales and marketing expenses in 2015 increased by 27.9% to $5,651 thousand compared to $4,418 thousand in 2014. This increase was mainly attributed to our continued investment in the promotion of our server networking products to our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $1,176 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $262 thousand in 2015, compared to $10 thousand in 2014, offset by a relative strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) of approximately $205 thousand.

General and administrative expenses in 2016 increased by 9.9% to $3,969 thousand compared to $3,611 thousand in 2015. This increase was mainly attributed to the growth in our activity, which contributed approximately $327 thousand to such increase, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) of approximately $31 thousand.

In 2016 we had a contingent consideration benefit in the amount of $334 thousand compared to a contingent consideration benefit in the amount of $3,090 thousand in 2015. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

General and administrative expenses in 2015 increased by 29.1% to $3,611 thousand compared to $2,798 thousand in 2014. This increase was mainly attributed to the growth in our activity, which contributed approximately $685 thousand to such increase, and to acquisition related expenses, which contributed approximately $299 thousand to such increase, offset by a relative strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) of approximately $171 thousand.

In 2015 we had a contingent consideration benefit in the amount of $3,090 thousand compared to an expense of $45 thousand in 2014. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

Financial income, net in 2016 decreased by 84.1% to $35 thousand compared to $220 thousand in 2015. The decrease was attributed to a decrease in income from investments in marketable securities due to less funds being available for investment, and to an increase in expenses attributed to a slight weakening of the US Dollar against the New Israeli Shekel which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels).

Financial income, net in 2015 decreased by 16.3% to $220 thousand compared to $263 thousand in 2014. The decrease was primarily attributed to an increase in expenses attributed to the relative strengthening of the US Dollar against the New Israeli Shekel which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels).

In 2016 we recorded current income tax expenses of $2,962 thousand and deferred income tax benefit of $260 thousand compared to similar current income tax expenses of $2,848 thousand and deferred income tax benefit of $907 thousand in 2015. The decrease in the deferred income tax benefit was mainly attributed to a decrease in tax benefits relating to share based compensation provided by us to our employees and directors, which amounted to $1 thousand in 2016 compared to $242 thousand in 2015, as well as to tax loss carryforwards, which amounted to $161 thousand in 2016 compared to $179 thousand in 2015, and to an increase in deferred income tax expenses in relation to amortization of acquired goodwill, which amounted to $154 thousand in 2016 compared to $61 thousand in 2015. In addition, in 2016 we recorded an income tax expense relating to prior years of $26 thousand, while in 2015 we recorded income tax benefits relating to prior years of $36 thousand.

In 2015 we recorded current income tax expenses of $2,848 thousand and deferred income tax benefit of $907 thousand compared to similar current income tax expenses of $2,903 thousand and deferred income tax benefit of $219 thousand in 2014. The increase in deferred income tax benefit was mainly attributed to tax benefits relating to share based compensation provided by us to our employees and directors, which amounted to $242 thousand in 2015 compared to $0 thousand in 2014, to an increase in deferred income tax benefit in relation to amortization of acquired intangible assets, which amounted to $280 thousand in 2015 compared to $19 thousand in 2014, and to tax loss carryforwards, which amounted to $179 thousand in 2015 compared to $0 thousand in 2014. In addition, in 2015 we recorded income tax benefit relating to prior years of $36 thousand, and in 2014 we recorded income tax expenses relating to prior years of $20 thousand.

In 2016 we recorded net income of $13,137 thousand compared to net income of $16,520 thousand in 2015, a 20.5% decrease. This decrease was mainly attributed to higher operating expenses we incurred in 2016 relative to operating expenses we incurred in 2015. In addition, in 2016 we recorded a contingent consideration benefit of $334 thousand compared to a contingent consideration benefit of $3,090 thousand in 2015.

In 2015 we recorded net income of $16,520 thousand compared to net income of $14,605 thousand in 2014, reflecting a 13.1% increase. This increase was mainly attributed to the increase in our business activity and sales.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

As of December 31, 2016, we had working capital of $85,331 thousand and our current ratio (current assets to current liabilities) was 5.75. Cash and cash equivalents as of December 31, 2016 decreased by $6,261 thousand to $11,917 thousand, compared to $18,178 thousand as of December 31, 2015.

Short-term marketable securities increased by $7,627 thousand to $16,263 thousand, compared to $8,636 thousand as of December 31, 2015, and long-term marketable securities decreased by $16,477 thousand to $7,769 thousand, compared to $24,246 thousand as of December 31, 2015. The net decrease of $15,111 thousand in these three balance sheet items in 2016 was mainly due to payment of dividend which contributed approximately $7,312 thousand to such changes, to the payments of contingent considerations in the amount of $4,463 thousand (For additional information see Note 3 to our financial statements included elsewhere in this annual report),  to property, plant and equipment expenditures which contributed approximately $1,441 thousand to such changes, and to negative cash used in operating activities in the amount of $2,707 thousand, offset by consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately $952 thousands.

Trade receivables (including trade receivable from related parties) increased to $27,722 thousand as of December 31, 2016, compared to $23,768 thousand as of December 31, 2015. Other receivables increased to $3,113 thousand as of December 31, 2016, compared to $1,380 thousand as of December 31, 2015. This increase in these two balance sheet items in 2016 was mainly attributed to the increase of our activity.

Trade payables (including trade payables to related parties) increased to $10,480 thousand as of December 31, 2016, compared to $8,556 thousand as of December 31, 2015. This increase was mainly attributed to the increase of our activity. Other payables and accrued liabilities decreased to $7,484 thousand as of December 31, 2016, compared to $11,147 thousand as of December 31, 2015. This decrease was mainly attributed to the payments of contingent considerations in the amount of $4,463 thousand in 2016 (For additional information see Note 3 to our financial statements included elsewhere in this annual report.), offset by the increase of our activity.

Cash used in operating activities in 2016 amounted to $2,707 thousand compared to cash provided by operating activities in the amount of $13,287 thousand in 2015. The cash utilized for operating activities in 2016 was primarily the result of an increase in our inventory purchasing.

Inventories increased to $44,280 thousand as of December 31, 2016, compared to $26,321 thousand as of December 31, 2015. The increase was attributed, mainly, to our growing sales accompanied by our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business goals.

Capital expenditures on property and equipment for the year ended at December 31, 2016 were $1,705 thousand, compared to $2,969 thousand as of December 31, 2015.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.